Exhibit 99.1

Bragg Gaming Launches New Content Portfolio with BetMGM in New Jersey

Launch with Market-Leading Operator Extends North American New Content Rollout

TORONTO, November 2, 2023 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or “the Company”), today announced that it has launched its new content and Remote Game Server (“RGS”) technology with BetMGM in New Jersey.

Egyptian Magic from Bragg’s Atomic Slot Lab studio is now available to BetMGM’s New Jersey customers at https://www.nj.betmgm.com, with further titles from the Company’s proprietary games studios and partner studios under its ‘Powered by Bragg’ program expected to roll out in the coming weeks. The content rollout is powered by the launch of Bragg’s new RGS technology with BetMGM.

Through the launch of Bragg’s new content with BetMGM in New Jersey, the Company has extended an existing collaboration with a leading operator in North America. Bragg also provides iGaming content for BetMGM players in Michigan and Pennsylvania.

According to H2 Gambling Capital, the interactive casino market in New Jersey is on track to generate US $1.8 billion in Gross Win in 2023.

Kunal Mishra, Chief Operating Officer, Americas at Bragg Gaming Group, said: “We have placed an emphasis on expanding our existing relationships with North American iGaming operators to include content from our new proprietary studios and exclusive games from our third-party studio collaborations. The new launch with BetMGM extends our successful execution of this strategy, which we expect will help drive consistent, long-term growth. We are pleased to now provide their New Jersey players with our high-quality, engaging content.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider, serving online and land-based gaming operators with its proprietary and exclusive content, and its cutting-edge technology. Bragg Studios offer high-performing, data-driven and passionately crafted casino gaming titles from in-house brands Wild Streak Gaming, Spin Games, Atomic Slot Lab, Indigo Magic and Oryx Gaming. Its proprietary content portfolio is complemented by a range of exclusive titles from carefully selected studio partners which are Powered By Bragg: games built on Bragg remote games server (Bragg RGS) technology, distributed via the Bragg Hub content delivery platform and available exclusively to Bragg’s customers. Bragg’s modern and flexible omnichannel Player Account Management (Bragg PAM) platform powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed operational and marketing services. All content delivered via the Bragg Hub, whether exclusive or from Bragg’s large, aggregated games portfolio, is managed from a single back-office and is supported by powerful data analytics tools, as well as Bragg’s Fuze™ player engagement toolset. Bragg is licensed or otherwise certified, approved and operational in multiple regulated iCasino markets globally, including in New Jersey, Pennsylvania, Michigan, Ontario, the United Kingdom, Italy, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

Find out more here: https://bragg.group.

For investor relations at Bragg Gaming Group, please contact:

Yaniv Spielberg, Chief Strategy Officer at Bragg Gaming Group

info@bragg.group

or

Joseph Jaffoni, Richard Land and James Leahy at JCIR

212-835-8500 or bragg@jcir.com

For media enquiries or interview requests, please contact:

Giles Potter, Chief Marketing Officer at Bragg Gaming Group

press@bragg.group